KEY HOSPITALITY ACQUISITION CORP.
4 Becker Farm Road
Roseland, NJ 07068

August 18, 2006

Mr. Raj Rahan
Securities and Exchange Commission
100 F. Street, North East
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Rahan,

In response to your letter dated August 17, 2006, Key Hospitality Acquisition Corporation (the "Registrant") filed an amended Form 8-K on August 18, 2006 to disclose that August 11, 2006 was the date when the Registrant concluded that its financial statements should no longer be relied on.

The Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey Davidson

Jeffrey Davidson
CEO & Co-Chairman